UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-171508-04

GS Mortgage Securities Trust 2012-GCJ9
(Exact name of issuing entity as specified in its charter)

GS Mortgage Securities Corporation II
(Exact name of the depositor as specified in its charter)

c/o U.S. Bank Trust Company, National Association as Certificate Administrator, 190 S. LaSalle Street, Chicago, Illinois 60603, (312) 332-7530
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class:

Class A-1
Class A-2
Class A-3
Class A-AB
Class X-A
Class A-S

(Title of each class of securities covered by this Form)

None
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☒

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, GS Mortgage Securities Corporation II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: April 11, 2023

By: /s/ Scott Epperson
(Signature)
Scott Epperson
Chief Executive Officer